UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

11025 Equity Dr., Ste. 150

Houston, Texas 77041

United States of America

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Limited – Results of the 2024 Annual General Meeting of Shareholders

Hamilton, Bermuda, April 17, 2024 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) announces that the 2024 Annual General Meeting of the Shareholders of the Company (the “Meeting”) was held on April 17, 2024 at 10:00 a.m., at the Rosewood Hotel, Bermuda. The audited consolidated financial statements of the Company for the year ended December 31, 2023 were laid before the Meeting.

In addition, the following resolutions were passed by shareholders:

1.

To determine that the number of Directors comprising the Board of Directors of the Company (the “Board”) be set at up to nine (9) Directors until the next annual general meeting of shareholders of the Company, or until such number is changed in accordance with the Bye-laws of the Company (the “Bye-laws”).

2.

To re-elect, by way of separate resolutions, each of Julie Robertson, Jean Cahuzac, Jan Kjærvik, Mark McCollum, Harry Quarls, Andrew Schultz, Paul Smith, Jonathan Swinney and Ana Zambelli as Directors of the Company to serve until the Company’s next annual general meeting or until their respective offices are otherwise vacated in accordance with the Bye-laws.

3.

To approve the appointment of PricewaterhouseCoopers LLP to serve as the Company’s independent auditor for the financial year ending December 31, 2024 and serve until the close of the Company’s next annual general meeting thereafter, and to authorize the Board (acting through its Audit and Risk Committee) to determine the remuneration of PricewaterhouseCoopers LLP.

4.

To ratify, approve and confirm the interim remuneration paid to certain Directors of the Company from January 1, 2024 to the date of the Meeting and to approve the remuneration of the Directors for the period from the date immediately following the Meeting until the later to occur of December 31, 2024 and the date of the 2025 Annual General Meeting of Shareholders, in each case, as set out in Appendix 3 attached to the Proxy Statement for the Meeting.

5.	To approve that an application is made by the Company to the Oslo Stock Exchange for the delisting of its common shares.

A resolution proposed by the Company to amend and restate the Bye-laws was not passed by shareholders.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Contact Information

Lydia Brantley Mabry

Director of Investor Relations

ir@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: April 17, 2024	By:	/s/ Grant Creed
Name: Grant Creed
Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.